DXI Announces Closing of Final Tranche of
Cdn.$995,800 Private Placement

VANCOUVER, BRITISH COLUMBIA, July 12, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced it has closed the Cdn.$353,800 final tranche of its private placement (the “Offering”), previously reported by the Company on May 27 and June 28, 2016.

A total of 2,948,333 common shares of the Company (the “Common Shares”) were issued in the final tranche at a price of Cdn.$0.12 per Common Share for gross proceeds of Cdn.$353,800. Combined with the initial tranche reported on June 28, 2016, the total private placement consisted of 8,298,333 shares for aggregate gross proceeds of Cdn.$995,800. Under certain circumstances a fee of 7% was paid to arms-length placement agents with respect to the non-insider participation.

The Offering remains subject to final approval of the Toronto Stock Exchange and NYSE MKT. The Company plans to use proceeds for the expansion of the Woodrush project in Northern British Columbia and for general working capital, all as described further in the May 27, 2016 press release.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,312 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this news release include, but are not limited to, statements regarding the final amount raised in the proposed private placement, the final use of proceeds from the equity raise, and all necessary final approvals being obtained, Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com